2009 Chenault Drive, Suite 114 Carrollton, Texas 75006 972-444-8280 www.integratedsecurity.com

March 11, 2010

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Comment letter dated February 23, 2010

Integrated Security Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2009

Filed September 30, 2009

File No. 1-11900

Dear Mr. Spirgel,

We spoke today to Kyle Moffat, Accountant Branch Chief, regarding the above referenced comment letter and he graciously agreed to extend our response due date to March 31, 2010.

Sincerely,

/s/ Brooks Sherman

Brooks Sherman

Chief Executive Officer